Mail Stop 6010


	June 23, 2006


Douglas R. Young
President and Chief Executive Officer
NeoMagic Corporation
3250 Jay Street
Santa Clara, California 95054

Re:	NeoMagic Corporation
	Registration Statement on Form S-3
	And Documents Incorporated by Reference
      Filed April 7, 2006
	File No. 333-133088

Dear Mr. Young:

      We have the following comments on your letter dated June 20, 2006 regarding your filing. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. We note from your response to prior comment 1 that on February
6,
2006 your executive officers, directors and greater than 5% shareholders held 20,162 shares of your common stock. Please demonstrate for us, with reference to your publicly filed documents regarding your security ownership, how you calculated that number of shares.

Form 10-K for the Year Ended January 29, 2006

Financial Statements

General

2. Please refer to prior comment 3. Revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods ended. Similarly, include audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years ended.

Note 9. Equity Financing, page 50

3. Please refer to prior comment 5. We note that you classified the maximum liquidated damages that may be payable in the event of settlement of the warrants as temporary equity in accordance with paragraph 9 of EITF 00-19. However, this guidance applies to contracts that have to be settled in cash, not the liquidating damages cash penalty required to be paid under the registration rights agreement. It appears that your warrants are settled in shares, therefore there is no net-cash settlement and you conclude the maximum liquidated damages penalty, which is capped at 12 percent, is a reasonable discount.

Therefore, it appears that you should evaluate the liquidating damages penalty under SFAS 5, and only record a liability it both the conditions in paragraph 8 of SFAS 5 are met. Please revise or advise.

4. In this regard, in light of the on-going discussions surrounding
EITF 05-04, in future filings please include a clear discussion of the status of EITF 05-04 in this section of your filing which discloses how your accounting could be impacted by a final outcome that is different from the view that you have applied.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or me at
(202)
551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at
(202) 551-3635 or Russell Mancuso at (202) 551-3617 with any other questions.

	Sincerely,



	Russell Mancuso
	Branch Chief


cc:	Michael J. Danaher, Esq. (via fax)
Douglas R. Young
NeoMagic Corporation
June 23, 2006
Page 1